           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 1997 POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-51523
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                              8731                         95-3630868
(State or other jurisdiction of      (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)        Classification Code Number)       Identification Number)

                            10260 CAMPUS POINT DRIVE
                           SAN DIEGO, CALIFORNIA 92121
                                 (619) 546-6000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                                 ---------------
                                    COPY TO:
                             DOUGLAS E. SCOTT, ESQ.
                    Senior Vice President and General Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                           San Diego, California 92121
                                 (619) 546-6000

            (name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 ---------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALES TO THE PUBLIC:
     FROM TIME TO TIME AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                                 ---------------
        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

         If the Securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
                              CROSS-REFERENCE SHEET
                                     BETWEEN
                  ITEMS IN FORM S-4 AND LOCATION IN PROSPECTUS

         FORM S-4 ITEM NUMBER AND CAPTION                                  LOCATION IN PROSPECTUS
         --------------------------------                                  ----------------------
 1.      Forepart of the Registration Statement and
            Outside Front Cover Page of Prospectus......................   Facing Page; Cross-Reference Sheet;
                                                                           Outside Front Cover Page of Prospectus

 2.      Inside Front and Outside Back Cover Pages
            of Prospectus...............................................   Inside Front and Outside Back Cover
                                                                           Pages of Prospectus

 3.      Summary Information, Risk Factors, Ratio of
            Earnings to Fixed Charges and Other
            Information.................................................   Information Incorporated by Reference;
                                                                           Risk Factors; The Company;
                                                                           Government Contracts; Selected
                                                                           Financial Data*

 4.      Terms of the Transaction.......................................   The Offering; Description of Capital
                                                                           Stock; Market Information*

 5.      Pro Forma Financial Information................................             *

 6.      Material Contracts with the Company Being
            Acquired....................................................             *

 7.      Additional Information Required for Reoffering
            by Persons and Parties Deemed to be
            Underwriters................................................   Resales by Affiliates of Acquired
                                                                           Companies*

 8.      Interests of Named Experts and Counsel.........................   Legal Matters; Experts

 9.      Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities..............             *

10.      Information with Respect to S-3 Registrants....................   Information Incorporated by Reference;
                                                                           The Company; Dividend Policy; Market
                                                                           Information; Selected Financial Data;
                                                                           Description of Capital Stock

11.      Incorporation of Certain Information by
            Reference...................................................   Information Incorporated by Reference

12.      Information with Respect to S-2 or S-3
            Registrants.................................................             *

13.      Incorporation of Certain Information by
            Reference...................................................             *

14.      Information with Respect to Registrants Other
            Than S-2 or S-3 Registrants.................................             *

         FORM S-4 ITEM NUMBER AND CAPTION                                  LOCATION IN PROSPECTUS
         --------------------------------                                  ----------------------
15.      Information with Respect to S-3 Companies......................             *

16.      Information with Respect to S-2 or S-3
            Companies...................................................             *

17.      Information with Respect to Companies Other
            Than S-2 or S-3 Companies...................................             *

18.      Information if Proxies, Consents or
            Authorizations Are to be Solicited..........................             *

19.      Information if Proxies, Consents or
            Authorizations Are Not to be Solicited or in
            an Exchange Offer...........................................             *

-----------
      * Not applicable (in whole or in part) or answer negative upon the date of filing of this Registration Statement. The registrant may be required to provide information (or further information) in response to one or more of such items under certain circumstances by means of a post-effective amendment to this Registration Statement or supplement to the Prospectus contained herein.

PROSPECTUS

                    3,000,000 SHARES OF CLASS A COMMON STOCK
                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

         Science Applications International Corporation ("SAIC" or the "Company") has registered 3,000,000 shares of its Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), which may be offered from time to time by this Prospectus in connection with one or more acquisition transactions (each, an "Acquisition").

         The consideration to be offered by the Company in Acquisitions may consist of shares of the Class A Common Stock ("Acquisition Shares"), cash, promissory notes, the assumption of liabilities, commitments to make future capital contributions to the business to be acquired or any combination thereof. Acquisitions may be accomplished by one or more methods, including but not limited to the acquisition by the Company of stock, partnership interests, limited liability company interests or assets of a business or entity to be acquired or the merger or consolidation of such corporation or entity with the Company or a subsidiary of the Company. The amount and type of consideration to be offered and the other terms of each Acquisition will be determined by negotiations between the Company and the owners or controlling persons of the business or assets to be acquired and will be set forth in a definitive agreement among such parties governing such Acquisition.

         This Prospectus, as amended or supplemented if appropriate, has also been prepared for use by persons who will receive shares issued by the Company in Acquisitions and who wish to offer and sell such shares, on terms then obtainable, in transactions in which they may be deemed underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Any profits realized on such sales by such persons may be regarded as underwriting compensation under the Securities Act. See "Resales by Affiliates of Acquired Companies." In addition, if permitted by law, the Company may pay finders' fees from time to time in connection with specific Acquisitions. Finders' fees may be in the form of cash but will not be paid in shares of the Class A Common Stock offered hereby. Any person receiving any such fees may be deemed underwriters within the meaning of the Securities Act, and such fees may be regarded as underwriting compensation under the Securities Act. Other than as provided above, the Company does not expect to pay underwriting commissions or discounts in connection with this Offering.

         All of the Acquisition Shares will be subject to certain restrictions (including restrictions on their transferability) set forth in the Company's Certificate of Incorporation and may be subject to certain contingencies. See "Description of Capital Stock -- Common Stock -- Restrictions on Class A Common Stock." SEE "RISK FACTORS" ON PAGES 3 TO 6 FOR A DESCRIPTION OF THIS AND CERTAIN OTHER RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               -------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               -------------------
         This Prospectus contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company or its officers with respect to, among other things, trends affecting the Company's financial condition or results of operations and the impact of competition.

         Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including, without limitation, the information under "Risk Factors" and "Use of Proceeds" identifies important factors that could cause such differences.

                  THE DATE OF THIS PROSPECTUS IS ________, 1997

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information, reference is made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission listed below, and copies of all or any part thereof may be obtained from the Commission upon payment of prescribed fees.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the requirements of the Exchange Act, the Company files with the Commission reports, proxy statements and other information which can be inspected and copied at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511; and World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Commission's Public Reference Section, Washington, D.C. 20549. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

                      INFORMATION INCORPORATED BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K/A for the fiscal year ended January 31, 1997 (the "1997 10-K"); (2) the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997; (3) the Company's Proxy Statement dated June 5, 1997 in connection with the Annual Meeting of Stockholders held on July 11, 1997; (4) the Company's Current Report on Form 8-K dated June 30, 1997; (5) the Company's Current Report on Form 8-K dated July 9, 1997; (6) the Company's Current Report on Form 8-K dated July 14, 1997; and (7) the Company's Current Report on Form 8-K dated July 21, 1997. In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS, WITHOUT EXHIBITS (UNLESS SUCH EXHIBITS ARE INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS), ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST FROM SCIENCE APPLICATIONS INTERNATIONAL CORPORATION, 10260 CAMPUS POINT DRIVE, SAN DIEGO, CALIFORNIA 92121, ATTENTION: CORPORATE SECRETARY (TELEPHONE 619-535-7323). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH A FINAL INVESTMENT DECISION IS TO BE MADE.

                                  RISK FACTORS

         Prior to purchasing the Class A Common Stock offered in the Prospectus, purchasers should carefully consider all of the information contained in the Prospectus and in particular should carefully consider the following factors:

CONCENTRATION OF REVENUE/DEPENDENCE ON GOVERNMENT CONTRACTS

         Revenues generated from the sale of the Company's Technical Services and Products (as such terms are defined on page 6) to the U.S. Government as a prime contractor or subcontractor accounted for 79%, 83% and 86% of revenues in fiscal years 1997, 1996 and 1995, respectively. U.S. Government spending has declined in recent years, and the current Congress and presidential administration have indicated that they intend to further reduce U.S. Government spending. In addition, revenues from the U.S. Government continues to shift toward lower cost service type contracts. The loss of a substantial amount of government business could have a material adverse effect on the Company's results of operations and financial condition. Although the Company has made progress in its efforts to diversify into non-governmental business, it remains heavily dependent upon business with the U.S. Government, and there can be no assurances that the Company will be successful in expanding its customer base or that any new customers will place orders for the Company's Technical Services or Products in amounts comparable to those of the U.S. Government. See "The Company."

POTENTIAL IMPACT OF ACQUISITION OF BELLCORE

         On November 20, 1996, the Company entered into a definitive agreement to acquire Bell Communications Research, Inc. ("Bellcore"), a provider of telecommunications services, information networking software and consulting services. As of December 31, 1996, Bellcore had approximately 5,500 employees and annual revenues of approximately $1 billion. The acquisition is subject to certain conditions, including regulatory approvals, and there is no assurance that it will be completed. The acquisition, if completed, would result in a substantial growth in both the employee base and commercial revenues of the Company. The Company intends to finance a substantial portion of the purchase price of Bellcore with debt financing. Such growth and additional debt may place a significant strain on the Company's management, operational and financial resources. There can be no assurance that the Company will be able to effectively manage the expansion of its operations or that the Company's systems, procedures or controls will be adequate to support the integration of the acquired business. Any inability to effectively integrate the acquired business or manage the growth could have a material adverse effect on the Company's results of operations and financial condition. See "The Company."

DEPENDENCE ON ACQUISITIONS FOR GROWTH

         A significant portion of the growth in the Company's revenues in recent years has been achieved through acquisitions of businesses that complement the Company's Technical Services and Products. Although the Company intends to make additional acquisitions in the future, the number and size of the acquisitions that the Company can complete may be limited due to the Company's proposed acquisition of Bellcore. In addition, while the Company has been successful in identifying and consummating acquisitions in the past, there can be no assurance that it will be able to continue to make such acquisitions in the future at prices that it considers reasonable or, if the acquisitions are consummated, that the Company will be able to integrate the acquired business without adversely affecting the Company's results of operations and financial condition. See "The Company."

COMPETITION

         The businesses in which the Company is engaged are highly competitive. The Company's competitors include larger organizations with substantially greater financial resources and larger technical staffs, smaller, more highly specialized entities and the U.S. Government's own in-house capabilities and federal non-profit contract research centers. The Company's continued success is dependent upon its ability to provide superior service and performance on a cost-effective basis. See 1997 10-K, Item 1, "Business -- Competition."

EARLY TERMINATION OF GOVERNMENT CONTRACTS

         Many of the U.S. Government programs in which the Company participates as a contractor or subcontractor may extend for several years; however, such programs are normally funded on an annual basis. All U.S. Government contracts and subcontracts may be modified, curtailed or terminated at the convenience of the government. Modification, termination or curtailment of major programs or contracts of the Company could have a material adverse effect on the Company's results of operations and financial condition. Although such contract and program modifications, terminations or curtailments have not had a material adverse effect on the Company in the past, no assurance can be given that they will not have such an effect in the future. See "Government Contracts."

POTENTIAL GOVERNMENT INQUIRIES AND INVESTIGATIONS

         The Company is from time to time subject to certain U.S. Government inquiries and investigations of its business practices. No assurance can be given that any such inquiry or investigation would not have a material adverse effect on the Company's results of operations and financial condition.

CONTRACT REVENUES SUBJECT TO AUDITS BY GOVERNMENT AGENCIES

         Contract costs for services or products supplied to the U.S. Government, including allocated indirect costs, are subject to audit and adjustments by negotiations between the Company and U.S. Government representatives. Substantially all of the Company's indirect contract costs have been agreed upon through the fiscal year ended January 31, 1995. Contract revenues for subsequent years have been recorded in amounts which are expected to be realized upon final settlement. However, no assurance can be given that audits and adjustments for subsequent years will not result in decreased revenues or profits for those years. See "Government Contracts."

FIXED PRICE CONTRACT EXPOSURE

         During the fiscal years ended January 31, 1997, 1996 and 1995, approximately 20%, 16% and 13%, respectively, of the Technical Services revenues were from firm fixed-price type contracts, while the majority of Products revenues in these three years were derived from such contracts. Because the Company assumes the risk of performing a firm fixed-price contract at the stipulated price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for particular firm fixed-price contracts. See "Government Contracts."

AT RISK CONTRACT COSTS

         Any costs incurred by the Company prior to the execution of a contract or contract amendment are incurred at the Company's risk, and it is possible that such costs will not be reimbursed by the customer. Unbilled receivables in this category which were included in Technical Services and Products revenues at January 31, 1997 were $13,009,000 and $967,000, respectively. The Company expects to recover substantially all such costs; however, no assurance can be given that the contracts or contract amendments will be received or that the related costs will be recovered. See "Government Contracts."

ABSENCE OF A PUBLIC MARKET

         There is no public market for the Common Stock. The Company and the trustees of the Company's and certain of its subsidiaries' employee benefit plans are currently authorized, but not obligated, to purchase shares of Class A Common Stock in the Limited Market on any Trade Date (as such terms are defined on page 14), but only if and to the extent that they, in their discretion, determine to make such purchases. To the extent that purchases by such trustees or the Company are not sufficient, the ability of stockholders to resell their shares in the Limited Market will likely be adversely affected. In each trade occurring during the last two fiscal years, all shares of Class A Common Stock offered for sale in the Limited Market were matched with buy orders and sold in the Limited Market. No assurance, however, can be given that a stockholder desiring to sell all or a portion of his or her shares of the Class A Common Stock in any trade will be able to do so. See "Market Information -The Limited Market."

OFFERING PRICE DETERMINED BY BOARD OF DIRECTORS

         The offering price and the price at which the Class A Common Stock trades in the Limited Market are, and subsequent prices will be, determined by the Board of Directors pursuant to the valuation process described in the Prospectus which utilizes the Formula (as such term is defined on page 16). The Board of Directors generally has broad discretion to modify or even delete the Formula. The Formula was last modified in 1995. The stock price is not determined by the operation of a market of bargaining buyers and sellers. Instead, the price is a value established by the Board of Directors pursuant to the Formula and valuation process described on pages 16 through 18 which the Board of Directors believes represents a fair market value. The Formula does not specifically include variables reflecting all relevant financial and valuation criteria. The mechanical application of the Formula, assuming a constant Market Factor (as such term is defined on page 16), tends to smooth the impact on the stock price of quarterly fluctuations in the Company's operating results because the Formula takes into account the net income of the Company for the four preceding quarters. See "Market Information -- Price Range of Class A Common Stock and Class B Common Stock."

POSSIBLE VOLATILITY OF STOCK PRICE

         The Formula Price of the Class A Common Stock could be subject to greater fluctuations in the future than it has experienced in the past. The increased volatility is expected to result from a number of factors, including
(i) plans to increase the proportion of the Company's business involving private sector customer, international customers and information technology and the greater stock price volatility associated with companies in such business areas,
(ii) the financial leverage impact of increased debt levels of the Company if debt financing is used to finance the Bellcore acquisition or for other purposes and (iii) other equity transactions that the Company may pursue, including public offerings of securities of the Company's subsidiaries or affiliates.

NO ASSURANCES REGARDING FUTURE RETURNS

         There can be no assurance that the Class A Common Stock will in the future provide returns comparable to historical returns or that the Formula Price will not decline. See "Market Information -- Price Range of Class A Common Stock and Class B Common Stock."

NO CASH DIVIDENDS

         The Company has never declared or paid any cash dividends on its capital stock and no cash dividends on the Class A Common Stock or Class B Common Stock are contemplated in the foreseeable future. The Company's present intention is to retain any future earnings for use in its business. See "Dividend Policy."

RESTRICTIONS ON CLASS A COMMON STOCK

         Certain of the shares of Class A Common Stock presently outstanding are, and all shares of Class A Common Stock offered hereby will be, subject to certain restrictions (including a right of first refusal and a right of repurchase upon termination of employment or affiliation and other restrictions on their transferability) set forth in the Company's Certificate of Incorporation. See "Description of Capital Stock -- Common Stock -Restrictions on Class A Common Stock."

DEPENDENCE UPON KEY PERSONNEL

         The Company's success will depend upon the continued contributions of its founder, J.R. Beyster, its officers and key personnel, the loss of which could materially adversely affect the Company's operations. The Company has not generally entered into long-term employment contracts with its officers and key employees. In addition, the Company does not maintain "key man" life insurance for its officers or key employees.

ATTRACTION AND RETENTION OF SKILLED EMPLOYEES

         The highly technical and complex services and products provided by the Company are dependent upon the availability of professional, administrative and technical personnel having high levels of training and skills. Because of the Company's growth and competitive business environment, it has become more difficult to meet all of the Company's needs for such employees in a timely manner. The Company intends to continue to devote significant resources to recruit and retain qualified employees; however, no assurance can be given that the Company will be able to attract and retain such employees on acceptable terms. Any failure to do so could have a material adverse effect on the Company's operations.

ANTI-TAKEOVER EFFECTS

         Consistent with and in furtherance of the Company's employee ownership philosophy, certain provisions of the Company's Certificate of Incorporation and Bylaws may discourage, delay, or prevent attempts to acquire control of the Company that are not approved by the Company's Board of Directors. The provisions may, individually or collectively, have the effect of discouraging takeover attempts that some stockholders might deem to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the Formula Price, as well as making it more difficult for individual stockholders or a group of stockholders to elect directors. See "Description of Capital Stock -- Anti-Takeover Effects."

                                   THE COMPANY

         Since its founding in 1969, the Company has been engaged in providing diversified professional and technical services ("Technical Services") and designs, develops and manufactures high-technology products ("Products"). The Company's Technical Services and Products are primarily sold to departments and agencies of the U.S. Government, including the Department of Defense ("DOD"), Department of Energy ("DOE"), Department of Transportation, Department of Veterans Affairs ("VA"), Environmental Protection Agency and National Aeronautics and Space Administration. Revenues generated from the sale of Technical Services and Products to the U.S. Government as a prime contractor or subcontractor accounted for 79%, 83% and 86% of revenues in fiscal years 1997, 1996 and 1995, respectively. The balance of the Company's revenues are attributable to the sales of Technical Services and Products to foreign, state and local governments, commercial customers and others. See "Risk Factors -- Concentration of Revenue/Dependence on Government Contracts."

         The percentage of revenues attributable to Technical Services has increased since fiscal year 1995 while Product revenues have correspondingly decreased. Technical Services revenues and Product revenues were 94% and 6%, respectively, for fiscal year 1997; 93% and 7%, respectively, for fiscal year 1996; and 91% and 9%, respectively, for fiscal year 1995. On March 7, 1997, the Company sold its Science Applications International Technologies business unit, which designed, manufactured and sold certain ruggedized computers and display products and accounted for 49% of the Company's Product revenues in fiscal year 1997. The Company provides Technical Services primarily in the areas of "National Security," "Health," "Environment," "Energy" and "Other Technical Services," the last of which includes the Company's transportation, commercial information technology and space business areas. The percentage of Technical Services revenues attributable to National Security-related work has gradually declined to 44% of total revenues for fiscal year 1997. For fiscal year 1997, the Health, Environment, Energy and Other Technical Services business areas accounted for 14%, 11%, 5% and 20%, respectively, of total revenues.

         A significant portion of the growth in the Company's revenues in recent years has been achieved through acquisitions of businesses that complement the Company's Technical Services. Acquisitions of businesses in fiscal years 1997 and 1995 were primarily financed with cash and in fiscal year 1996 were made primarily with issuance of Class A Common Stock. On November 20, 1996, the Company entered into a definitive agreement to acquire Bellcore, a provider of telecommunications services, information networking software and consulting services. As of December 31, 1996, Bellcore had approximately 5,500 employees and annual revenues of approximately $1 billion. The acquisition is subject to certain conditions, including regulatory approvals, and there is no assurance that it will be completed. The acquisition, if completed, would result in a substantial growth in both the employee base and commercial revenues of the Company. The Company intends to finance a substantial portion of the purchase price of Bellcore with debt financing. Such growth and additional debt may place a significant strain on the Company's management, operational and financial resources. Although the Company expects to continue to acquire businesses and equity interests in other businesses in the future, the number and size of such transactions that the Company can complete may be limited due to the Company's proposed acquisition of Bellcore. In addition, while the Company has been successful in identifying and consummating acquisitions in the past, there can be no assurance that it will be able to continue to make such acquisitions in the future at prices that it considers reasonable or, if the acquisitions are consummated, that the Company will be able to integrate the acquired businesses (including the businesses acquired from Bellcore, if that transaction is consummated) without adversely affecting the Company's results of operations. See "Risk Factors -- Potential Impact of Acquisition of Bellcore " and "-- Dependence on Acquisitions for Growth."

         As of March 14, 1997, the Company had approximately 22,600 employees and did business at over 330 locations throughout the world. The Company's principal executive offices are located at 10260 Campus Point Drive, San Diego, CA 92121, telephone (619) 546-6000. As used in this Prospectus, all references to the Company include, unless the context indicates otherwise, Science Applications International Corporation and its predecessor and subsidiary corporations.

TECHNICAL SERVICES

         NATIONAL SECURITY

         The Company currently provides a wide array of national security-related Technical Services to its customers, including advanced research and technology development, systems engineering and systems integration and technical, operational and management support services. Examples of the Company's Technical Services in the national security area include the following:

         - Development and integration of command, control and intelligence applications software, middleware and data bases in client-server architectures to provide situational awareness and decision-aiding to military commanders and organizations; the range of services includes architectural definition, systems and software engineering, systems installation, training and site support.

         - Information and telecommunication system engineering and support services, including requirements analysis and acquisition support, computer system design, information and user environment modeling and data communication systems support.

         - Defense studies and analyses for various defense and intelligence agencies of the U.S. Government, including studies regarding conventional and nuclear warfare issues, treaty negotiation and verification, and the integration of military operational and technological considerations with defense policy issues.

         - Development of core technology for advanced distributed simulation and applications for the DOD and other government and commercial customers.

         - Support of numerous DOD test and evaluation requirements of ground, air, sea and space systems; assistance to the U.S. Air Force, U.S. Navy, U.S. Army, U.S. Marine Corps and the Office of the Secretary of Defense in assessing the military effectiveness and suitability of major communication, sensor, navigation, weapon and related systems that support primary service and/or joint service roles and missions.

         - Logistics engineering services and turnkey logistics information management systems for a wide variety of government customers.

         - Design, integration, implementation and operation of battlefield simulation training ranges on land, air and sea.

         - Systems engineering and technical assistance for cruise missiles, unmanned aerial vehicles, future aircraft and ballistic missile concepts; systems analysis of sensors for the detection and tracking of aircraft and ballistic missiles; and studies regarding the survivability of tactical aircraft and strategic missiles.

         - Support to the DOD in imagery collection, processing, exploitation and dissemination systems for digital processing, technology intelligence communications and information management.

         - Maintenance engineering and training, including field technical services and repair, electronic system design and hands-on operational support, primarily to the U.S. Navy.

         - Independent verification and validation and software quality assurance support services for shipboard combat systems, mission planning functions, operational flight software command and control processors, nuclear surety systems, soft copy imagery processing, data storage and dissemination systems and various submarine, surface ship and command, control and communications systems.

         - Engineering, environmental, quality assurance, integration and program support to the U.S. Army's chemical demilitarization and remediation activity.

         - System engineering, development, integration and related services for the intelligence community.

         HEALTH

         The Company provides health-related Technical Services to government and commercial customers, including medical information systems, technology development and research support services. Examples of the Company's Technical Services in the health area include the following:

         - Applied research, systems integration and customer support services to both commercial and federal health care clients, including research initiatives for the U.S. Advanced Research Projects Agency, developing and operating a nationwide health care frame relay-based telecommunications system for the VA and automating the information systems for the DOD's medical treatment facilities worldwide.

         - Information engineering, software development and program support for the Department of Health and Human Services and the National Institutes of Health.

         - Design, development and operation of health information networks for integrated healthcare delivery systems for commercial healthcare clients.

         - Research support services to the National Cancer Institute-Frederick Cancer Research and Development Center, including management and operations support, quality and safety operations, ongoing research and research support tasks.

         - Support to the U.S. Army in the biomedical area, including providing expert analysis, research planning, program design and review, and topical research on a variety of military medical issues, including medical countermeasures to chemical and biological warfare, casualty care, battlefield hazards and the U.S. Army's breast cancer research program, as well as biomedical service and management of government facilities.

         - Preclinical product development services for the pharmaceutical, biotechnology and medical device community, including veterinary pathology, Food and Drug Administration requirements analysis, quality assurance and Good Laboratory Practices consulting, special toxicological assay development and performance, client site services, and the development and management of complete product development programs (virtual product development).

         ENVIRONMENT

         In the environmental area, the Company performs site assessments, remedial investigations and feasibility studies, remedial actions, technology evaluations, sampling, monitoring and regulatory compliance support and training. Examples of the Company's Technical Services in the environment area include the following:

         - Management and technical support to the DOE for the characterization of the nation's first potential high-level waste repository, including the preparation and coordination of environmental assessments, field testing, technical evaluations, public information, quality assurance, information systems and training.

         - Development, demonstration and evaluation of new technologies for hazardous waste treatment, including bioremediation and high-energy plasma treatment systems.

         - Solid and hazardous waste services to federal, state and local governments and the private sector, including environmental assessments, environmental impact statements, design engineering, remedial investigations and feasibility studies, remedial actions, regulatory and enforcement support, pollution prevention and engineering services.

         - Analysis of a broad range of environmental issues associated with the marine sciences such as ocean dumping, mineral exploration, global change and global ocean circulation and temperature trends.

         - Support associated with the development of treatment technologies, including treatability studies, development of protocols for technology evaluation, pollution prevention assessments, waste minimization and technology assessments.

         -        Development and implementation of information systems.

         ENERGY

         The energy-related Technical Services of the Company include safety evaluations, security, reliability and availability engineering evaluations, technical reviews, quality assurance, information systems, plant monitoring systems and project management. Examples of the Company's Technical Services in the energy area include the following:

         - Engineering and support services to nuclear, electric, gas and other utility operations in the areas of computer systems, information processing, configuration management, risk assessment, safety analysis, nuclear engineering, reliability and availability evaluations, simulator upgrades, energy policy analysis and alternative energy evaluation.

         - Support to DOE in planning, facility transitions, safety analysis, transportation, waste management, quality assurance, emergency preparedness and public outreach.

         - Design, fabrication and application of alternative energy sources such as solar generators and fuel cells.

         - Information systems services to the DOE, including collection, analysis and storage of energy information, the development of geographic information systems and the overall management of large computer facilities.

         - Support to DOE in fusion energy research, including facility management, computer system development and project management support in connection with an international thermonuclear experimental reactor.

         - Systems integration services to the utility industry, including design, development and installation of plant process computer systems, supervisory control and data acquisition (SCADA) systems, and electronic security systems.

         - Management, operation and technical services for fossil energy research laboratories.

         OTHER TECHNICAL SERVICES

         The Company provides Technical Services to government and commercial customers in such other areas as transportation, commercial information technology and space. Examples of other Technical Services provided by the Company include the following:

         - Development, installation and operation of computer and telecommunications systems for various transportation applications, including automated toll revenue collection, rail asset and freight management, internodal terminal operation, advanced traffic and congestion management, rail electrification, traffic control, air traffic control, commercial vehicle electronic clearance, explosive and contraband detection, and state motor vehicle registration.

         - Strategic planning, operational analysis and evaluation, surface transportation planning and engineering, software development and reengineering, safety and human factors research, and hazardous material transportation safety.

         - Information technology and automatic data processing outsourcing services for commercial clients.

         - Scientific and computing services to federal agencies involved in global change research, including processing, utilization and scientific analysis of space, airborne and ground-based remotely sensed data.

         - Security services for the U.S. Government and commercial customers, including material control and accountability, computer and information security, technical surveillance countermeasures, intrusion detection, access control and physical plant threat assessments and vulnerability analysis.

         - Safety, reliability and quality assurance engineering support for NASA's Space Shuttle and Space Station programs.

         - Internet domain name registration and related services and Intranet consulting and network design and implementation services.

         - Undersea data collection and transmission systems and services, including deep water systems, telecommunications cable systems and hydrographic survey systems and other services in the areas of hydrography, physical oceanography, diving, vessel operation and management, marine studies and other maritime studies and analysis.

PRODUCTS

         The Company designs, develops and manufactures high-technology products for government and commercial customers. Examples of the Company's Products include the following:

         - Automatic equipment identification technology for rail, truck, air and sea transportation modes.

         - Digital and analog recording products, signal reconnaissance data processors and telecommunications products for the intelligence community.

                              GOVERNMENT CONTRACTS

         Many of the U.S. Government programs in which the Company participates as a contractor or subcontractor may extend for several years; however, such programs are normally funded on an annual basis. All U.S. Government contracts and subcontracts may be modified, curtailed or terminated at the convenience of the government if program requirements or budgetary constraints change. In the event that a contract is terminated for convenience, the Company generally would be reimbursed for its allowable costs through the date of termination and would be paid a proportionate amount of the stipulated profit or fee attributable to the work actually performed.

         Termination or curtailment of major programs or contracts of the Company could have a material adverse effect on the results of the Company's operations. Although such contract and program terminations have not had a material adverse effect on the Company in the past, no assurance can be given that curtailments or terminations of U.S. Government programs or contracts will not have a material adverse effect on the Company in the future. See "Risk Factors -- Early Termination of Government Contracts."

         The Company's business with the U.S. Government and other customers is generally performed under cost-reimbursement, time-and-materials, fixed-price level-of-effort or firm fixed-price contracts. Under cost-reimbursement contracts, the customer reimburses the Company for its direct costs and allocable indirect costs, plus a fixed fee or incentive fee. Under time-and-materials contracts, the Company is paid for labor hours at negotiated, fixed hourly rates and reimbursed for other allowable direct costs at actual costs plus allocable indirect costs. Under fixed-price level-of-effort contracts, the customer pays the Company for the actual labor hours provided to the customer at negotiated hourly rates. Under firm fixed-price contracts, the Company is required to provide stipulated products, systems or services for a fixed price. Because the Company assumes the risk of performing a firm fixed-price contract at the stipulated price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for particular firm fixed-price contracts. See "Risk Factors -- Fixed Price Contract Exposure."

         During the fiscal years ended January 31, 1997, 1996 and 1995, approximately 57%, 57% and 63%, respectively, of Technical Services revenues were derived from cost-reimbursement type contracts and approximately 20%, 16% and 13%, respectively, of the Technical Services revenues were from firm fixed-price type contracts, with the balance from time-and-materials and fixed-price level-of-effort type contracts. In contrast, the majority of Products revenues in these three years were derived from firm fixed-price type contracts.

         Any costs incurred by the Company prior to the execution of a contract or contract amendment are incurred at the Company's risk, and it is possible that such costs will not be reimbursed by the customer. Unbilled receivables in this category which were included in the Technical Services revenues and Product revenues, exclusive of related fees, at January 31, 1997 were approximately $13,009,000 and $967,000 respectively. The Company expects to recover substantially all such costs; however, no assurance can be given that the contracts or contract amendments will be received or that the related costs will be recovered. See "Risk Factors -- At Risk Contract Costs."

         Contract costs for services or products supplied to the U.S. Government, including allocated indirect costs, are subject to audit and adjustments by negotiations between the Company and U.S. Government representatives. Substantially all of the Company's indirect contract costs have been agreed upon through the fiscal year ended January 31, 1995. Contract revenues for subsequent years have been recorded in amounts which are expected to be realized upon final settlement. However, no assurance can be given that audits and adjustments for subsequent years will not result in decreased revenues or profits for those years. See "Risk Factors -Contract Revenues Subject to Audits by Government Agencies."

         The Company is from time to time subject to certain U.S. Government inquiries and investigations of its business practices. The Company does not anticipate any action as a result of such inquiries and investigations that would have a material adverse effect on its consolidated financial position or results of operations or its ability to conduct business. See "Risk Factors -- Potential Government Inquiries and Investigations."

                                  THE OFFERING

         The offering consists of up to 3,000,000 shares of Class A Common Stock which may be offered by the Company from time to time pursuant to this Prospectus in connection with one or more Acquisitions (the "Offering"). The consideration to be offered by the Company in Acquisitions may include Acquisition Shares, cash, promissory notes, the assumption of liabilities, commitments to make future capital contributions to the business to be acquired or any combination thereof. Acquisitions may be accomplished by one or more methods, including but not limited to the acquisition by the Company of stock, partnership interests, limited liability company interests or assets of a business or entity to be acquired or the merger or consolidation of such corporation or entity with the Company or a subsidiary of the Company. The amount and type of consideration to be offered and the other terms of each Acquisition will be determined by negotiations between the Company and the owners or controlling persons of the business or assets to be acquired and will be set forth in a definitive agreement among such parties governing such Acquisition (an "Acquisition Agreement"). The Company expects that, in most cases, the aggregate market value of the Acquisition Shares to be issued in connection with any Acquisition will be determined upon signing or closing of the Acquisition Agreement relating to such Acquisition (subject to post-closing adjustments, if any). Such Acquisition Shares may be issued in installments or subject to contingencies or vesting requirements. It is not expected that any individual who is or has been an officer, director, employee or affiliate of SAIC or any of its subsidiaries will be receiving any shares of Class A Common Stock offered hereby.

         The Company's acquisition strategy is primarily to target companies or business operations that would add new or complementary technologies, capabilities or customers. In circumstances where it is financially attractive to the Company, the Company may also acquire companies or business operations involving existing capabilities or customers in order to increase its presence in the relevant markets.

         The Company anticipates that none of the Acquisitions will require the approval of the stockholders of SAIC. Therefore, under Delaware law, holders of the Class A Common Stock and the Class B Common Stock, par value $.05 per share (the "Class B Common Stock"), would not have any dissenters' rights with respect to any of the Acquisitions. Generally, to the extent that any Acquisition involves the sale of all or substantially all of the assets of the company to be acquired (the "Acquired Company") or the merger or consolidation of the Acquired Company with SAIC or a subsidiary of SAIC, such Acquisition would require the approval of the stockholders of the Acquired Company in accordance with the laws of the state of incorporation of the Acquired Company and/or its certificate or articles of incorporation. The availability of appraisal or similar rights to dissenting stockholders of the Acquired Company will also be a matter to be determined under the law of the state of incorporation of the Acquired Company and/or its certificate or articles of incorporation.

         The Offering will be conducted primarily through the efforts of the Company's management. No officer, director, employee or affiliate of the Company is expected to receive any direct or indirect compensation relating to the Offering, nor is any such person expected to have any material interest, direct or indirect, in any Acquisition under consideration by the Company. Under certain circumstances, persons who receive Acquisition Shares and who wish to offer and sell such shares, on terms then obtainable, may be deemed to be underwriters within the meaning of the Securities Act. In addition, if permitted by law, the Company may pay finders' fees from time to time in connection with specific Acquisitions. Finders' fees may be in the form of cash but will not be paid in shares of Class A Common Stock offered hereby. Any person receiving any such fees may be deemed underwriters within the meaning of the Securities Act and such fees may be regarded as underwriting compensation under the Securities Act.

         The Company expects to account for the Acquisitions by the purchase method of accounting in which case the stock or assets acquired will be valued based on the fair market value of the consideration, including the Acquisition Shares, paid or payable therefor.

         The federal income tax consequences of Acquisitions are likely to differ as a function of the structure of each specific Acquisition, the terms of the governing Acquisition Agreement and other factors. Until each specific Acquisition is structured, it is not possible to determine the federal income tax consequences of such Acquisition to the Company, the Acquired Company or its stockholders. However, it is expected that no Acquisition will have significant federal income tax consequences to the Company. On the other hand, the federal income tax consequences to the Acquired Company or its stockholders may be significant. Therefore, before deciding whether to participate in or to approve, consent or otherwise authorize an Acquisition in which the Acquired Company or its stockholders would receive Acquisition Shares (in total or partial consideration thereof), the Acquired Company and each such stockholder should consult their own tax advisors as to the tax consequences of such transaction.

                   RESALES BY AFFILIATES OF ACQUIRED COMPANIES

         This Prospectus, as appropriately amended or supplemented, has also been prepared for use by those persons who may receive Acquisition Shares from the Company and who are deemed to control, be controlled by or under common control with the Acquired Company. Such persons (referred to under this caption as "Affiliates") may be entitled to offer and sell such Class A Common Stock, on terms then obtainable, under circumstances requiring the use of a Prospectus; provided, however, that no such Affiliate will be authorized to use this Prospectus for any offer or sale of such Class A Common Stock without first obtaining the consent of the Company. The Company may consent to the use of this Prospectus, together with a Prospectus Supplement, if required (as discussed below), for a limited period of time by such Affiliates and subject to limitations and conditions which may be varied by agreement between the Company and such Affiliates. Resales of such shares may be on the Limited Market (as defined below) or in private transactions. In connection with such transactions, such Affiliates may be deemed to be underwriters within the meaning of the Securities Act. Any profits realized on such sales by such Affiliates may be regarded as underwriting compensation. When resales on behalf of such Affiliates are to be made through the Limited Market, the Affiliates, like all stockholders selling shares in the Limited Market (other than the Company and certain employee benefit plans of the Company), will pay the Company's wholly-owned, broker-dealer subsidiary, Bull, Inc., a commission equal to two percent of the proceeds from their sales. See "Market Information -- The Limited Market." In connection with such sales, Bull, Inc. may be deemed to be an underwriter within the meaning of the Securities Act and any commissions earned by Bull, Inc. may be deemed to be underwriting compensation under the Securities Act. A Prospectus Supplement, if required, will be filed under Rule 424(c) under the Securities Act, disclosing the number of shares involved, the price at which such shares were sold by such Affiliate, the commissions to be paid by such Affiliate to Bull, Inc. and information about the Affiliate.

                               MARKET INFORMATION

THE LIMITED MARKET

         Since its inception, the Company has followed a policy of remaining essentially employee owned. As a result, there has never been a general public market for any of the Company's securities. In order to provide liquidity for its stockholders, however, the Company has maintained a limited secondary market (the "Limited Market") through its wholly-owned, broker-dealer subsidiary, Bull, Inc., which was organized in 1973 for the purpose of maintaining the Limited Market.

         The Limited Market generally permits existing stockholders to sell shares of Class A Common Stock on four predetermined days each year (each a "Trade Date"). All shares of Class B Common Stock to be sold in the Limited Market must first be converted into five times as many shares of Class A Common Stock. All sales are made at the prevailing Formula Price to employees, directors and consultants of the Company who have been approved by the Board of Directors or the Operating Committee of the Board of Directors as being entitled to purchase up to a specified number of shares of Class A Common Stock. In addition, the trustees of the

Company's Employee Stock Ownership Plan ("ESOP"), Cash or Deferred Arrangement ("CODA"), 1995 Stock Purchase Plan, Stock Compensation Plan, Management Stock Compensation Plan, Key Executive Stock Deferral Plan, and the Syntonic Technology, Inc. Retirement Savings Plan ("Syntonic Savings Plan") (collectively, the "Benefit Plans") may also purchase shares of Class A Common Stock for their respective trusts in the Limited Market. All sellers in the Limited Market (other than the Company and certain employee benefit plans of the Company), pay Bull, Inc. a commission equal to two percent of the proceeds from such sales. No commission is paid by purchasers in the Limited Market.

         In the event that the aggregate number of shares offered for sale in the Limited Market on any Trade Date is greater than the aggregate number of shares sought to be purchased by authorized buyers and the Company, offers by stockholders to sell 500 or less shares of Class A Common Stock, or up to the first 500 shares if more than 500 shares of Class A Common Stock are offered by any such stockholder, will be accepted first. Offers to sell in excess of 500 shares of Class A Common Stock will be accepted on a pro-rata basis determined by dividing the total number of shares remaining under purchase orders by the total number of shares remaining under sell orders. If, however, there are insufficient purchase orders to support the primary allocation of 500 shares of Class A Common Stock for each proposed seller, then the purchase orders will be allocated equally among all of the proposed sellers up to the total number of shares offered for sale.

         The Company is currently authorized, but not obligated, to purchase up to 1,250,000 shares of Class A Common Stock in the Limited Market on any Trade Date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and the Company, in its discretion, determines to make such purchases. In fiscal years 1997 and 1996, the Company purchased 117,163 shares and 33,372 shares, respectively, in the Limited Market. The Company's purchases in fiscal years 1997 and 1996 accounted for 6.2% and 2.2%, respectively, of the total shares purchased by all buyers in the Limited Market during those years.

         During the 1997 and 1996 fiscal years, the trustees of the CODA, 1993 Employee Stock Purchase Plan, 1995 Employee Stock Purchase Plan and the Syntonic Savings Plan purchased an aggregate of 1,148,829 shares and 1,045,711 shares, respectively, in the Limited Market. These purchases accounted for approximately 60.9% and 67.2% of the total shares purchased by all buyers in the Limited Market during fiscal years 1997 and 1996, respectively. Such purchases may change in the future, depending on the levels of participation in and contributions to such plans and the extent to which such contributions are invested in Class A Common Stock. To the extent that purchases by the trustees of the Company's employee benefit plans decrease and purchases by the Company do not increase, the ability of stockholders to resell their shares in the Limited Market will likely be adversely affected. Although all shares of Class A Common Stock offered for sale were sold in the Limited Market on each Trade Date occurring during the last two fiscal years, no assurance can be given that a stockholder desiring to sell all or a portion of his or her shares of the Company's Class A Common Stock in any future trade will be able to do so. See "Risk Factors -- Absence of a Public Market."

         To the extent that the aggregate number of shares sought to be purchased by authorized buyers exceeds the aggregate number of shares offered for sale by stockholders, the Company may, but is not obligated to, sell authorized but unissued shares of Class A Common Stock in the Limited Market. In fiscal years 1997 and 1996, the Company sold an aggregate of 85,505 and 246,831 authorized but unissued shares of Class A Common Stock, respectively, in the Limited Market. The Company's sales in fiscal years 1997 and 1996 accounted for 4.5% and 15.9%, respectively, of the total shares sold by all sellers in the Limited Market during such years. To the extent that the Company chooses not to sell authorized but unissued shares of Class A Common Stock in the Limited Market, the ability of individuals to purchase shares on the Limited Market may be adversely affected. No assurance can be given that an individual desiring to buy shares of the Company's Class A Common Stock in any trade will be able to do so.

PRICE RANGE OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK

         The price of the Class A Common Stock is established by the Board of Directors pursuant to the valuation process described below, which includes the formula set forth below. The Board of Directors sets the Market Factor at the value which causes the Formula to yield the price which the Board of Directors believes represents a fair market value. The Formula Price is the price at which the Class A Common Stock trades in the Limited Market and is reviewed by the Board of Directors at least four times each year, generally in conjunction with Board of Directors meetings which are currently scheduled for January, April, July and October. Pursuant to the Company's Certificate of Incorporation, the price applicable to shares of Class B Common Stock is equal to five times the Formula Price. See "Risk Factors -- Offering Price Determined by Formula."

         The following formula (the "Formula") is one element of the valuation process used in determining the Formula Price: the price per share is equal to the sum of (i) a fraction, the numerator of which is the stockholders' equity of the Company at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur ("E") and the denominator of which is the number of outstanding common shares and common share equivalents at the end of such fiscal quarter ("W1") and (ii) a fraction, the numerator of which is
5.66 multiplied by the market factor ("M" or "Market Factor"), multiplied by the earnings of the Company for the four fiscal quarters immediately preceding the price determination ("P"), and the denominator of which is the weighted average number of outstanding common shares and common share equivalents for those four fiscal quarters, as used by the Company in computing primary earnings per share ("W"). The number of outstanding common shares and common share equivalents described above assumes the conversion of each share of Class B Common Stock into five shares of Class A Common Stock. The 5.66 multiplier is a constant which was first included in the Formula in March 1976 to cause the price generated by the Formula to equal the fair market value of the Class A Common Stock as determined by the Board of Directors following an amendment of the Formula. The 5.66 multiplier has not been assessed for change since that time. The Market Factor is a numerical factor which is reviewed and set by the Board of Directors as part of the valuation process. Historical values for each variable contained in the Formula are set forth in the table on pages 17 and 18.

         In determining the price of the Class A Common Stock, the Board of Directors considers the performance of the general securities markets and relevant industry groups, the historical financial performance of the Company versus comparable public companies, the prospects for the Company's future performance, general economic conditions, input from an independent appraisal firm and other relevant factors. The Board of Directors sets the Market Factor at the value which causes the Formula to yield a price equal to the Board of Directors' assessment of a fair market value for the Class A Common Stock. In conjunction with the Board of Directors' valuation process, an appraisal of the Class A Common Stock is prepared by an independent appraisal firm for the committees administering the qualified retirement plans of the Company and certain of its subsidiaries (collectively, the "Committee"). Valuation input from the appraiser is one of the factors considered by the Board of Directors in establishing the Formula Price. The Formula Price and Market Factor, as determined by the Board of Directors, remains in effect until subsequently changed by the Board of Directors. The price of the Class A Common Stock and the Market Factor could be subject to greater fluctuations in the future than in the past due to the Company's plans to increase (i) the proportion of the Company's business involving private sector customers, international customers and information technology, (ii) the financial leverage impact of increased debt levels of the Company if debt financing is used to finance the Bellcore acquisition or for other purposes and (iii) other equity transactions that the Company may pursue. See "Risk Factors -- Possible Volatility of Stock Price."

         The Formula Price of the Class A Common Stock, expressed as an equation, is as follows:


        Formula Price   =      E       +       5.66MP
                             ------          ----------
                               W1                 W

         A valuation formula containing consideration of stockholder equity and earnings per share was first used by the Board of Directors in establishing the stock price of the Class A Common Stock in 1972. The formula was amended in 1973, by inclusion of the Market Factor, to reflect the broad range of business, financial and market forces that also affect the fair market value of the Class A Common Stock. The Board of Directors has a fiduciary responsibility to establish a value for the Class A Common Stock which it believes to represent a fair market value. The formula is one element of the valuation process used by the Board of Directors. As the nature of the Company's business and financial position has evolved, and as the nature of the market has evolved, the value assigned by the Board of Directors to the Market Factor has been subject to larger and more frequent changes. Nonetheless, the Board of Directors has found that the formula continues to be a useful element in the valuation process.

         The Board of Directors has broad discretion to modify or even delete the Formula in its entirety. Nevertheless, other than the quarterly review and possible modification of the Market Factor, the Board of Directors will not change the Formula unless (i) in the good faith exercise of its fiduciary duties and after consultation with the Company's independent accountants as to whether the change would result in a charge to earnings upon the sale of Class A Common Stock or Class B Common Stock, the Board of Directors, including a majority of the directors who are not employees of the Company, determines that the Formula no longer results in a fair market value for the Class A Common Stock or (ii) a change in the Formula or the method of valuing the Class A Common Stock is required under applicable law. The Formula was modified by the Board of Directors on April 14, 1995 to delete a limitation that the Formula Price not be less than 90% of the net book value per share of the Class A Common Stock at the end of the quarter immediately preceding the date on which a price revision is to occur (the "Book Value Floor"). The modification was intended to ensure that the Formula Price would be a fair market value as required by law. The Formula Price has always exceeded the Book Value Floor, and the Book Value Floor has never been used to establish the Formula Price. With the exception of this modification, the Formula has not been modified by the Board of Directors since March 23, 1984. See "Risk Factors -- Offering Price Determined by Board of Directors."

         The following table sets forth information concerning the Formula Price for the Class A Common Stock, the applicable price for the Class B Common Stock and each of the variables contained in the Formula, including the Market Factor, in effect for the periods beginning on the dates indicated. There can be no assurance that the Class A Common Stock or the Class B Common Stock will in the future provide returns comparable to historical returns. See "Risk Factors -- No Assurances Regarding Future Returns." The Board of Directors believes that the valuation process results in a fair market value for the Class A Common Stock within a broad range of financial criteria.


                                                                                  "W" or           Price            Price
                       "M" or        "E" or          "W1" or                     Weighted        Per Share        Per Share
                       Market     Stockholders'      Shares        "P" or       Avg. Shares     of Class A       of Class B
     Date              Factor       Equity(1)    Outstanding(2)  Earnings(3)  Outstanding(4)   Common Stock     Common Stock
     ----              ------     ------------   --------------  -----------  --------------   ------------     ------------
July 14, 1995......      1.60      411,359,000       49,631,252   52,195,000      49,743,769       $  17.79         $  88.95
October 13, 1995...      1.60      430,713,000       50,443,296   53,983,000      50,218,431       $  18.27         $  91.35
January 12, 1996...      1.70      447,858,000       50,880,566   55,511,000      50,752,815       $  19.33         $  96.65
April 12, 1996.....      1.80      459,097,000       50,848,815   57,296,000      51,306,036       $  20.41         $ 102.05
July 12, 1996......      2.00      476,734,000       51,526,715   57,601,000      51,594,455       $  21.89         $ 109.45
October 11, 1996...      2.10      482,172,000       51,418,186   58,657,000      51,830,619       $  22.83         $ 114.15
January 10, 1997...      2.40      507,235,000       52,094,779   62,098,000      52,003,218       $  25.96         $ 129.80
April 11, 1997.....      2.40      527,459,000       52,682,394   63,680,000      52,308,789       $  26.55         $ 132.75
July 11, 1997......      2.70      559,284,000       53,556,198   67,459,000      52,695,291       $  30.01         $ 150.05

    -------------------------------------------

(1) "E" or Stockholders' Equity is the stockholders' equity of the Company at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur.

(2) "W1" or Shares Outstanding is the number of outstanding common shares and common share equivalents at the end of that fiscal quarter.

(3) "P" or Earnings is the earnings of the Company for the four fiscal quarters immediately preceding the price determination.

(4) "W" or Weighted Average Shares Outstanding is the weighted average number of outstanding common shares and common share equivalents for the four fiscal quarters immediately preceding the price determination, as used by the Company in computing primary earnings per share.

                                 DIVIDEND POLICY

         The Company has never declared or paid any cash dividends on its capital stock and no cash dividends on the Class A Common Stock or Class B Common Stock are contemplated in the foreseeable future. The Company's present intention is to retain any future earnings for use in its business. See "Risk Factors -- No Cash Dividends."

                             SELECTED FINANCIAL DATA

         The following table sets forth certain consolidated financial data for the Company for the periods indicated and should be used in conjunction with the Consolidated Financial Statements and Financial Statement Schedules, related notes and other financial information appearing in the documents incorporated herein by reference.


                                                                       YEAR ENDED JANUARY 31
                                        ===================================================================================
                                              1997            1996             1995             1994             1993
                                              ----            ----             ----             ----             ----
                                                         (Amounts in thousands, except earnings per share)
Revenues...............................    $2,402,224      $2,155,657       $1,921,880       $1,670,882       $1,504,112
Cost of revenues.......................     2,092,254       1,875,072        1,692,623        1,477,701        1,327,992
Selling, general and
  administrative expenses..............       191,836         173,742          146,083          120,387          113,174
Interest expense.......................         4,925           4,529            3,468            2,966            2,841
Provision for income taxes.............        49,529          45,018           30,654           28,328           22,030
                                           ----------      ----------       ----------       ----------       ----------
Net income.............................    $   63,680      $   57,296       $   49,052       $   41,500       $   38,075
                                           ==========
Earnings per share(1)..................    $     1.23      $     1.13       $     1.01       $      .89              .83
                                           ==========      ==========       ==========       ==========       ==========
Average number of shares
  outstanding, including
  common stock equivalents.............        52,309          51,306           49,264           47,429           46,179

                                                                            JANUARY 31
                                        ===================================================================================
                                              1997            1996             1995             1994             1993
                                              ----            ----             ----             ----             ----
                                                                      (Amounts in thousands)
Total assets.........................      $1,012,462       $859,290         $752,584         $611,575         $523,613
Working capital......................         270,553        227,185          173,467          206,580          174,797
Long-term liabilities................          44,341         34,116           29,759           25,965           25,851
Stockholders' equity.................         527,459        458,132          386,760          334,597          280,047

---------------------------
(1) Fully diluted earnings per share are substantially the same as primary earnings per share for the years presented. The Company has never declared or paid cash dividends on its capital stock and no cash dividends are presently contemplated.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The Company is authorized to issue 100,000,000 shares of Class A Common Stock, par value $.01 per share, 5,000,000 shares of Class B Common Stock, par value $.05 per share, and 3,000,000 shares of Preferred Stock, par value $.05 per share (the "Preferred Stock"). As of April 11, 1997, there were 49,473,672 shares of Class A Common Stock, 322,319 shares of Class B Common Stock and no shares of Preferred Stock issued and outstanding. The Class A Common Stock and the Class B Common Stock are sometimes collectively or individually referred to as the "Common Stock."

COMMON STOCK

GENERAL

         Except as otherwise provided by law, the holders of shares of Class A Common Stock and Class B Common Stock vote together as a single class in all matters, with each holder of Class A Common Stock having one vote per share and each holder of Class B Common Stock having five votes per share. The holders of shares of Class A Common Stock and Class B Common Stock are entitled to cumulate their votes for the election of directors. Cumulative voting entitles each stockholder to cast the number of votes that equals the number of shares of Class A Common Stock or five times the number of shares of Class B Common Stock held by such stockholder multiplied by the number of directors to be elected. Each stockholder may cast all of such votes for a single nominee or may distribute them among any two or more nominees as such stockholder sees fit. The Certificate of Incorporation provides for a classified Board of Directors consisting of three classes of directors, as nearly as equal in number as practicable. The number of authorized directors is currently fixed at 22 directors, of which eight are Class I and the remaining positions are evenly divided between Class II and Class III directors. Each year the stockholders elect a different class of directors to serve a three-year term. As a result of the classification of the Board of Directors, the votes of a greater number of shares would be required to ensure the election of a director than would be required without such classification.

         Subject to the prior rights of the holders of any Preferred Stock then outstanding, the holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends, out of funds legally available therefor, when and as declared by the Board of Directors and to participate equally and ratably in the net assets of the Company available for distribution in the event of liquidation, dissolution or winding up, after payment of any amounts due to creditors; provided, however, that any dividend or distribution with respect to a share of Class B Common Stock must be five times the dividend or distribution, as the case may be, with respect to a share of Class A Common Stock.

         Holders of Class A Common Stock have no conversion rights and holders of Class A Common Stock and Class B Common Stock have no preemptive or subscription rights. Neither class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless the relative powers, preferences, rights, qualifications, limitations and restrictions applicable to the other class of Common Stock are maintained. In any merger, consolidation or business combination to which the Company is a party (other than a merger, consolidation or business combination in which the Company is the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of Common Stock), the consideration to be received with respect to each share of Class B Common Stock must be equal to five times the consideration to be received with respect to each share of Class A Common Stock, except that if capital stock is distributed in any such transaction, such shares may differ as to the rights of the holders thereof only to the extent that such rights differ pursuant to Article FOURTH of the Certificate of Incorporation. All shares of Class A Common Stock and Class B Common Stock presently outstanding are, and the shares offered hereby upon full payment therefor will be, fully paid and nonassessable.

         Pursuant to the terms of the Certificate of Incorporation, the Company is prohibited from issuing any additional shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time, at the option of the holder thereof, into five shares of Class A Common Stock, and all shares of Class B Common Stock reacquired by the Company will be retired and will not be available for reissuance.

         Article FOURTEENTH of the Certificate of Incorporation generally requires that mergers and certain other business combinations ("Business Combinations") between the Company and any holder of 5% or more of the Company's outstanding voting power (a "Related Person") must be approved by the holders of securities having 80% of the Company's outstanding voting power, as well as by the holders of a majority of such securities that are not owned by the Related Person. Under Delaware law, unless the Certificate of Incorporation provides otherwise, only a majority of the Company's outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

         The 80% and majority of independent voting power requirements of Article FOURTEENTH (the "Supermajority Vote Requirements") will not apply, however, to a Business Combination with a Related Person, if (i) the transaction is approved by the Board of Directors prior to the time the Related Person becomes a Related Person (i.e., prior to the time the Related Person acquired beneficial ownership of 5% or more of the Company's outstanding voting power),
(ii) the transaction is approved by at least a majority of the members of the Board of Directors who are unaffiliated with the Related Person and who were directors before the Related Person became a Related Person or (iii) the Business Combination involves only the Company and one or more of its subsidiaries and certain other conditions are satisfied.

         Article FOURTEENTH also provides that in the event a Business Combination with a Related Person subject to the Supermajority Vote Requirements is consummated, stockholders of the Company who voted against the Business Combination, at their option, will have the right to receive a price which is equal to (i) the price offered by the Related Person in the Business Combination or (ii) the greater of (a) the highest price per share paid by the Related Person in acquiring shares of capital stock of the Company or (b) a price which bears the same percentage relationship to the market price of the Company's capital stock immediately preceding the announcement of the Business Combination as the highest price paid by the Related Person for any of the Company's capital stock bears to the market price of the Company's capital stock immediately before the Related Person initially acquired any shares of the Company's capital stock.

         Article FOURTEENTH was adopted by the stockholders of the Company at the 1983 Annual Meeting of Stockholders and the full text of such Article appeared as Exhibit B to the Company's Proxy Statement for that meeting. Additional copies of Article FOURTEENTH may be obtained, upon request, by writing the Company at 10260 Campus Point Drive, San Diego, CA 92121, Attention:
Corporate Secretary.

         The amendment of certain provisions of the Certificate of Incorporation and Bylaws require the approval of not less than two-thirds of the total voting power of all outstanding shares of voting stock of the Company. Such provisions relate to the number of directors, the election of directors and the vote of stockholders required to modify the provisions of the Certificate of Incorporation and Bylaws requiring such approvals.

         The Company acts as its own transfer agent for the Class A Common Stock and the Class B Common Stock.

         As of April 11, 1997, there were 13,766 record holders of Class A Common Stock and 146 record holders of Class B Common Stock.

RESTRICTIONS ON CLASS A COMMON STOCK

         All the shares of Class A Common Stock presently outstanding are, and all shares of Class A Common Stock offered hereby will be, subject to certain restrictions (including restrictions on their transferability) set forth in Article FOURTH of the Certificate of Incorporation, which restrictions provide substantially as follows:

         Right of Repurchase upon Termination of Employment or Affiliation

         All shares of Class A Common Stock owned by a person who is an employee or director of, or a consultant to, the Company (except for shares of Class A Common Stock that are held by a stockholder who received such shares (i) in connection with the reorganization of the Company in 1984 in exchange for shares of the Company which immediately prior thereto were not subject to a right of repurchase upon termination of employment or affiliation on the part of the Company, (ii) upon exercise of a non-qualified stock option granted prior to October 1, 1981 under the Company's 1979 Stock Option Plan which were not converted into ISOs, (iii) in exchange for shares of Class B Common Stock that were not subject to a right of repurchase upon termination of employment or affiliation on the part of the Company or (iv) pursuant to a stock dividend or a stock split on the outstanding shares of Class A Common Stock which have been theretofore issued under any of the circumstances described in clauses (i),
(ii), (iii) or this clause (iv)) will be subject to the Company's right of repurchase upon the termination of such holder's employment or affiliation with the Company. Such right of repurchase will also be applicable to all shares of Class A Common Stock which such person has the right to acquire after his or her termination of employment or affiliation pursuant to any of the Company's employee benefit plans (other than the Employee Stock Ownership Plan or any other retirement or pension plan adopted by the Company or any of its subsidiaries which by its terms does not provide for the Company's right to repurchase shares issued thereunder upon termination of employment or affiliation) or pursuant to any option or other contractual right to acquire shares of Class A Common Stock which was outstanding at the date of such termination of employment or affiliation.

         The Company's right of repurchase is exercised by mailing a written notice to such holder within 60 days following termination of employment or affiliation. If the Company repurchases the shares, the price will be the Formula Price per share (i) on the date of such termination of employment or affiliation, in the case of shares owned by the holder at that date and shares issuable to the holder after that date pursuant to any option or other contractual right to acquire shares of Class A Common Stock which were outstanding at that date or (ii) on the date such shares are distributed to the holder, in the case of shares distributable to the holder after his or her termination of employment or affiliation pursuant to any of the Company's employee benefit plans. The Company will, in the event it exercises its right of repurchase upon termination of employment or affiliation, pay for such shares in cash within 90 days after the date referred to in (i) or (ii) above, as the case may be.

         Notwithstanding the provisions of the Certificate of Incorporation and the Employee Benefit Plans, a retiring employee of the Company who meets certain criteria can elect to defer the repurchase of the employee's shares for five years under the Company's Alumni Program. Under the Alumni Program, an employee who is over 59 1/2 and has more than 10 years of employment with the Company at the date of his or her retirement can elect to have the Company defer its right to repurchase by executing and delivering to the Company an agreement within 60 days following the date of employee's termination. If the employee makes such an election, transferees of the employee's shares are also eligible to make the same deferral election with respect to shares of stock transferred to them by the employee. During the five-year deferral period, the stockholder may offer shares of stock for sale in the Limited Market or make transfers to family members. At the end of the five-year deferral period, all such shares will be subject to repurchase by the Company at the then current Formula Price. The Alumni Program pertains only to the deferral of the Company's right of repurchase and does not provide the employee any rights with respect to the vesting or forfeiture of any shares or options held by the employee at the date of his or her retirement or guarantee the repurchase at the end of the deferral period.

         Right of First Refusal

         In the event that a holder of Class A Common Stock desires to sell any of his or her shares to a third party other than in the Limited Market, such person must first give notice to the Corporate Secretary of the Company consisting of: (i) a signed statement setting forth such holder's desire to sell his or her shares of Class A Common Stock and that he or she has received a bona fide offer to purchase such shares; (ii) a statement signed by the intended purchaser containing (a) the intended purchaser's full name, address and taxpayer identification number, (b) the number of shares to be purchased, (c) the price per share to be paid, (d) the other terms under which the purchase is intended to be made and (e) a representation that the offer, under the terms specified, is bona fide and (iii) if the purchase price is payable in cash, in whole or in part, a copy of a certified check, cashier's check or money order payable to such holder from the purchaser in the amount of the purchase price to be paid in cash.

         Upon receiving such notice, the Company will have the right, exercisable within 14 days, to purchase all of the shares specified in the notice at the offer price and upon the same terms as set forth in the notice. In the event the Company does not exercise such right, the holder may sell the shares specified in the notice within 30 days thereafter to the person specified in the notice at the price and upon the terms and conditions set forth therein. The holder may not sell such shares to any other person or at any different price or on any different terms without first re-offering the shares to the Company.

         Transfers Other than by Sale

         Except for sales in the Limited Market and as described above, no holder of Class A Common Stock may sell, assign, pledge, transfer or otherwise dispose of or encumber any shares of Class A Common Stock without the prior written approval of the Company. Any attempt to do so without such prior approval will be null and void. The Company may condition its approval of a transfer of any shares of Class A Common Stock, other than by sale by an employee, director or a consultant of the Company or by a person who acquired such shares other than by purchase, directly or indirectly, from an employee, director or consultant of the Company, upon the transferee's agreement to hold such shares subject to the Company's right to repurchase such shares upon the termination of employment or affiliation of the employee, director or consultant.

         Lapse or Waiver of Restrictions

         All restrictions upon the shares of Class A Common Stock will automatically terminate (i) if the Company makes an underwritten offering of either class of its Common Stock, or securities convertible into any class of its Common Stock, to the general public or (ii) if the Company applies to have any class of its Common Stock, or securities convertible into any class of its Common Stock, listed on a national securities exchange. In addition, the Board of Directors may waive any or all of the restrictions on shares of Class A Common Stock in such other circumstances as the Board deems appropriate. See "Risk Factors -- Restrictions on Class A Common Stock."

RESTRICTIONS ON CLASS B COMMON STOCK

         Substantially all of the presently outstanding shares of Class B Common Stock are subject to a right of first refusal on the part of the Company in the event a stockholder desires to sell his or her shares of Class B Common Stock other than in the Limited Market. Such right is exercisable by the Company at the third-party offer price. In addition, all of the presently outstanding shares of Class B Common Stock that were issued subsequent to October 1, 1981 (other than shares issued subsequent to that date which were distributed out of, or are presently held in, the Profit Sharing Retirement Plan, Employee Stock Ownership Plan and CODA or that were issued upon the exercise of stock options granted prior to that date) are subject to a right of repurchase on the part of the Company upon termination of the stockholder's employment or affiliation with the Company. This right is generally exercisable by the Company at a price equal to five times the Formula Price for Class A Common Stock prevailing at the time of such termination. By their terms, all such restrictions will terminate in the event that either class of the Common Stock is listed on any national securities exchange or is traded on a regular basis, as determined by the Company, in the over-the-counter market.

PREFERRED STOCK

         Pursuant to the Certificate of Incorporation, the Board of Directors may, from time to time, authorize the issuance of one or more series of Preferred Stock and fix by resolution or resolutions adopted at the time of issuance the designations, preferences and relative rights, qualifications and limitations of each series. Each series of Preferred Stock could, as determined by the Board of Directors at the time of issuance, rank senior to the Class A Common Stock and Class B Common Stock with respect to dividend, redemption and liquidation rights.

         The Certificate of Incorporation authorizes the Board of Directors to determine, among other things, with respect to each series of Preferred Stock which may be issued: (i) the dividend rates, conditions and preferences, if any, in respect of the Class A Common Stock and Class B Common Stock and among the series of Preferred Stock, (ii) whether dividends would be cumulative and, if so, the date from which dividends on the series would accumulate, (iii) whether, and to what extent, the holders of the series would have voting rights in addition to those prescribed by law, (iv) whether, and upon what terms, the series would be convertible into or exchangeable for other securities, (v) whether, and upon what terms, the series would be redeemable, (vi) the preference, if any, to which the series would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company and (vii) whether or not a sinking fund would be provided for the redemption of the series and, if so, the terms and conditions thereof. With regard to dividend, redemption and liquidation rights, the Board of Directors may determine that any particular series of Preferred Stock may rank junior to, on a parity with or senior to any other series of Preferred Stock.

         Holders of shares of Preferred Stock will have no preferential or preemptive right to purchase any shares of the Company's capital stock. The Company has no present intention or plan to issue any shares of Preferred Stock.

ANTI-TAKEOVER EFFECTS

         The combined effect of the classification of the Board of Directors into three different classes, the cumulative voting rights of the stockholders, the Supermajority Vote Requirements, the provisions of the Certificate of Incorporation and Bylaws of the Company requiring the approval of at least two-thirds of the voting power of all outstanding shares of Common Stock for certain amendments to the Certificate of Incorporation or Bylaws, the Company's right of first refusal, and the Company's right of repurchase upon termination of employment or affiliation, may discourage, delay or prevent attempts to acquire control of the Company that are not approved by the Company's Board of Directors. The provisions may, individually or collectively, have the effect of discouraging takeover attempts that some stockholders might deem to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the Formula Price available in the Limited Market, as well as making it more difficult for individual stockholders or a group of stockholders to elect directors. However, the Board of Directors believes that these provisions are in the best interests of the Company and its stockholders, because such provisions may encourage potential acquirors to negotiate directly with the Board of Directors which is in the best position to act on behalf of all stockholders. See "Risk Factors -- Anti-Takeover Effects."

                                  LEGAL MATTERS

         The legality of the Class A Common Stock offered hereby has been passed upon for the Company by Douglas E. Scott, Esquire, Senior Vice President and General Counsel of the Company. As of June 30, 1997, Mr. Scott owned of record 15,548 shares of Class A Common Stock, had the right to acquire an additional 19,000 shares pursuant to previously granted stock options and beneficially owned a total of 4,366 shares through the Company's retirement plans.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K/A for the fiscal year ended January 31, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

=======================================================              =======================================================

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY                                      3,000,000 SHARES
INFORMATION OR TO MAKE ANY REPRESENTATIONS IN
CONNECTION WITH THIS OFFERING OTHER THAN THOSE                                        CLASS A COMMON STOCK
CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.
NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE
MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES,                                              [ LOGO ]
CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED
HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE
HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE
SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY
PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER
OR SOLICITATION IN SUCH JURISDICTION.


                TABLE OF CONTENTS

                                            PAGE
                                            ----

Available Information.....................    2                                        -------------------
Information Incorporated by Reference.....    2                                        P R O S P E C T U S
Risk Factors..............................    3                                        -------------------
The Company...............................    6
Government Contracts......................   11
The Offering..............................   13
Resales by Affiliates of Acquired
    Companies.............................   14
Market Information........................   14
Dividend Policy...........................   19
Selected Financial Data...................   19
Description of Capital Stock..............   20
Legal Matters.............................   25
Experts...................................   25
                                                                                       _____________, 1997








=======================================================              =======================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the General Corporation Law of Delaware grants each corporation organized thereunder, such as the Registrant, the power to indemnify its directors and officers against certain circumstances. Article FIFTEENTH of the Registrant's Restated Certificate of Incorporation requires the Registrant to indemnify its directors and officers to the fullest extent permitted by law.

         The Company also has directors and officers liability insurance, with policy limits of $50 million, under which directors and officers of the Company are insured against certain liabilities which they may incur in such capacities.

ITEM 21.  EXHIBITS

       EXHIBIT
        NUMBER                  DESCRIPTION OF EXHIBITS                               INCORPORATED BY REFERENCE TO
       -------                  -----------------------                               ----------------------------
          4(a)    Article FOURTH of the Registrant's                     Exhibit 3 to the Registrant's Post-Effective
                  Certificate of Incorporation.                          Amendment No. 1 to Form S-2 as filed on
                                                                         August 21, 1987 with the SEC.

          4(b)    Form of Non-Qualified Stock Option                     Exhibit 4(c) to the Registrant's Annual
                  Agreement of the Registrant's 1992 Stock               Report on Form 10-K for the fiscal year
                  Option Plan (form dated August 1992).                  ended January 31, 1993 (the "1993 10-K").

          4(c)    Form of Non-Qualified Stock Option                     Exhibit 4(p) to the Registrant's Annual
                  Agreement of the Registrant (Employee,                 Report on Form 10-K for the fiscal year
                  Director and Consultant of the                         ended January 31, 1991 (the "1991 10-K").
                  Registrant's 1982 Stock Option Plan
                  (form dated October 1990)).

          4(d)    Form of Stock Restriction Agreement of                 Exhibit 4(e) to the Registrant's Annual
                  the Registrant's Employee Stock                        Report on Form 10-K for the fiscal year
                  Ownership Plan (form dated March 1,                    ended January 31, 1985 (the "1985 10-K").
                  1985).

          4(e)    Form of Stock Restriction Agreement of                 Exhibit 4(f) to the 1991 10-K.
                  the Registrant's Bonus Compensation
                  Plan (form dated October 1990).

          4(f)    Form of Stock Restriction Agreement of                 Exhibit 4(g) to the 1985 10-K.
                  the Registrant's Cash or Deferred
                  Arrangement (TRASOP Account) (form
                  dated March 1, 1985).

          4(g)    Registrant's Bonus Compensation Plan, as               Exhibit 4(l) to the 1991 10-K.
                  amended through April 2, 1991.

       EXHIBIT
        NUMBER                  DESCRIPTION OF EXHIBITS                               INCORPORATED BY REFERENCE TO
       -------                  -----------------------                               ----------------------------
          4(h)    Registrant's 1982 Stock Option Plan, as                Exhibit 4(n) to the Registrant's Annual
                  amended through June 9, 1989.                          Report on Form 10-K for the fiscal year
                                                                         ended January 31, 1990 (the "1990 10-K").

          4(i)    Form of Stock Restriction Agreement of                 Exhibit 4(r) to the 1991 10-K.
                  the Registrant's Employee Stock
                  Ownership Plan (TRASOP Account)
                  (form dated April 1, 1991).

          4(j)    Registrant's 1992 Stock Option Plan, as                Exhibit 4(g) to the Registrant's Annual
                  amended through November 3, 1994.                      Report on Form 10-K for the fiscal year
                                                                         ended January 31, 1995 (the "1995 10-K").

          4(k)    Form of Stock Restriction Agreement of                 Exhibit 4(v) to the 1993 10-K.
                  the Registrant's Bonus Compensation
                  Plan (form dated July 1992).

          4(l)    Registrant's Stock Compensation Plan, as               Exhibit 4(k) to the Registrant's Annual
                  amended through April 3, 1996.                         Report on Form 10-K for the fiscal year
                                                                         ended January 31, 1996 (the "1996 10-K").

          4(m)    Registrant's Management Stock                          Exhibit 4(l) to the 1996 10-K.
                  Compensation Plan, as amended through
                  April 3, 1995.

          4(n)    Form of Non-Qualified Stock Option                     Exhibit 4(n) to the 1995 10-K.
                  Agreement of the Registrant's 1992 Stock
                  Option Plan (form dated February 1995.)

          4(o)    Form of Non-Qualified Stock Option                     Exhibit 4(o) to the 1995 10-K.
                  Agreement of the Registrant's 1992 Stock
                  Option Plan (form dated February 1995).

          4(p)    Form of Stock Restriction Agreement of                 Exhibit 4(p) to the 1995 10-K.
                  the Registrant's Bonus Compensation
                  Plan (form dated March 1995).

          4(q)    1995 Employee Stock Purchase Plan.                     Annex II of the Registrant's Proxy Statement
                                                                         for the 1995 Annual Meeting of
                                                                         Stockholders as filed June 1995 with the
                                                                         SEC (the "1995 Proxy").

          4(r)    1995 Stock Option Plan.                                Annex I to the 1995 Proxy.

          4(s)    Keystaff Deferral Plan, as amended                     Exhibit 4(r) to the 1996 10-K.
                  through November 1, 1995.

          4(t)    Key Executive Stock Deferral Plan.                     EXHIBIT 4(s) to the 1996 10-K.

       EXHIBIT
        NUMBER                  DESCRIPTION OF EXHIBITS                               INCORPORATED BY REFERENCE TO
       -------                  -----------------------                               ----------------------------
          4(u)    Form of Non-Qualified Stock Option                     Exhibit 4(t) to the 1996 10-K.
                  Agreement of the Registrant's 1995 Stock
                  Option Plan (form dated August 1995).

          4(v)    Form of Incentive Stock Option                         Exhibit 4(u) to the 1996 10-K.
                  Agreement of the Registrant's 1995 Stock
                  Option Plan (form dated August 1995).

          4(w)    Form of Restriction Agreement of the                   Exhibit 4(v) to the 1996 10-K.
                  Registrant's Key Executive Stock
                  Deferral Plan (form dated March 1996).

          4(x)    Form of Alumni Agreement.                              Exhibit 4(w) to the Registrant's Annual
                                                                         Report on Form 10-K for the fiscal year
                                                                         ended January 31, 1997.

             5    Opinion of Douglas E. Scott, Esq.                      Exhibit 5 to the Registrant's Registration
                                                                         Statement No. 33-51523 on Form S-4 as
                                                                         filed May 6, 1996 with the SEC.

            21    Subsidiaries of the Registrant.                                    **

         23(a)    Consent of Douglas E. Scott, Esq.                      Contained in Exhibit 5 to the Registrant's
                                                                         Registration Statement No. 33-51523 on
                                                                         Form S-4 as filed May 6, 1996 with the SEC.

         23(b)    Consent of Independent Accountants.                                **

--------------------
**  Filed herewith.

ITEM 22.  UNDERTAKINGS

         (a)      Rule 415 Offering

         The Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; excluding information contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

         (b)      Filings Incorporating Subsequent Exchange Act Documents by
                  Reference

         The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)      Registration on Form S-4 of Securities Offered for Resale

                  (1) The Registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

                  (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (d)      Securities and Exchange Commission Policy Regarding
                  Indemnification

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of Section 145 of the General Corporation Law of Delaware and Article FIFTEENTH of the Registrant's Certificate of Incorporation, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of the expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (e)      Requests for Information

         The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (f)      Post-Effective Amendments

         The Registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Post-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California on July 21, 1997.

                                       SCIENCE APPLICATIONS
                                       INTERNATIONAL CORPORATION

                                                       *
                                       -----------------------------------
                                                 J.R. Beyster
                                             Chairman of the Board
                                          and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURE                                      Title                           Date
              ---------                                      -----                           ----
                  *                                Chairman of the Board and            July 21, 1997
----------------------------------                Principal Executive Officer
            J.R. Beyster

                  *                               Principal Financial Officer           July 21, 1997
----------------------------------
           W.A. Roper, Jr.

                  *                                   Principal Accounting              July 21, 1997
----------------------------------                          Officer
            P.N. Pavlics

                                                            Director
----------------------------------
            D.P. Andrews

                  *                                         Director                    July 21, 1997
----------------------------------
              V.N. Cook

                                                            Director
----------------------------------
             C.K. Davis

                  *                                         Director                    July 21, 1997
----------------------------------
            W.H. Demisch

                  *                                         Director                    July 21, 1997
----------------------------------
            W.A. Downing

              SIGNATURE                                      TITLE                           DATE
              ---------                                      -----                           ----
                  *                                         Director                    July 21, 1997
----------------------------------
            E.A. Frieman

                  *                                         Director                    July 21, 1997
----------------------------------
             J.E. Glancy

                  *                                         Director                    July 21, 1997
----------------------------------
             B.R. Inman

                                                            Director
----------------------------------
         H.M.J. Kraemer, Jr.

                  *                                         Director                    July 21, 1997
----------------------------------
             W.M. Layson

                  *                                         Director                    July 21, 1997
----------------------------------
             C.B. Malone

                  *                                         Director                    July 21, 1997
----------------------------------
             J.W. McRary

                  *                                         Director                    July 21, 1997
----------------------------------
             W.A. Owens

                                                            Director
----------------------------------
            S.D. Rockwood

                  *                                         Director                    July 21, 1997
----------------------------------
            E.A. Straker

                  *                                         Director                    July 21, 1997
----------------------------------
             M.E. Trout

                  *                                         Director                    July 21, 1997
----------------------------------
            J.P. Walkush

                  *                                         Director                    July 21, 1997
----------------------------------
          J.H. Warner, Jr.

              SIGNATURE                                      TITLE                           DATE
              ---------                                      -----                           ----
                  *                                         Director                    July 21, 1997
----------------------------------
             J.A. Welch

                  *                                         Director                    July 21, 1997
----------------------------------
            J.B. Wiesler

                  *                                         Director                    July 21, 1997
----------------------------------
             A.T. Young



* By /s/  J.D. HEIPT
    ------------------------------
             J.D. Heipt
         as Attorney-in-Fact